Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-152590

Contact Information: Investor Relations 941-556-2601 investor-relations@roperind.com	Roper Industries, Inc.

Roper Industries Prices Public Offering of 2.3 Million Shares of Common Stock in

Conjunction with Inclusion in the S&P 500®

Sarasota, Florida, December 22, 2009 … Roper Industries, Inc. (NYSE: ROP) announced today that it has priced a registered public offering of 2,300,000 shares of its common stock at $53.15 per share. The net proceeds of the offering are expected to be approximately $121 million after underwriting discounts and commissions and estimated offering expenses. The offering is being made in conjunction with the Company’s inclusion in the S&P 500® index, which became effective after trading on the NYSE close on December 22, 2009. The offering is expected to close on December 29, 2009, subject to customary closing conditions.

J.P. Morgan and Goldman, Sachs & Co. are serving as joint book-runners for the offering.

The Company has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter or dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-866-803-9204, or Goldman, Sachs & Co., Prospectus Department, 85 Broad Street, New York, NY 10004, or by calling toll free at 1-866-471-2526.

About Roper Industries

Roper Industries is a market-driven, diversified growth company and is a constituent of the Fortune 1000 and the Russell 1000 indices and, effective as of the close of trading on December 22, 2009, the S&P 500 Index. Roper provides engineered products and solutions for global niche markets, including water, energy, radio frequency and research/medical applications.

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